April 8, 2011

Via EDGAR

Lisa Kohl

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kohl:

Re:    Lyons Liquors Inc. (the "Company")

          Registration Statement on Form S-1

          Filed February 9, 2011

          File No. 333-171148

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note that you are registering 160,000 shares held by selling stockholders for resale and that this transaction registers all of the outstanding shares held by non-affiliates.  Furthermore, affiliates of the company are offering 113,000 of these shares.  Because of the nature of this offering and the selling shareholders, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price.  If you wish to continue with the registration of these shares for resale, please identify the selling shareholders as underwriters and include fixed price at which these selling shareholders will sell their securities for the duration of the offering or reduce the size of the offering.

ANSWER:  The disclosure that the selling shareholders may be underwriters and a fixed price has been included.

2.

We note your response to comment one in our letter dated January 11, 2011.  Please further revise your disclosure to clarify throughout the registration statement that you are offering 160,000 shares for resale and up to one million shares of common stock in a primary offering.  Please ensure that you include the terms of both your primary and secondary offerings, and clearly differentiate between the two offerings throughout the filing.  In this regard, please revise the prospectus cover page as follows:

•

Revise the first paragraph to also state that you are offering up to one million shares of your common stock in a primary offering and, as previously requested, state whether the offering is a best efforts self-underwritten offering , whether a minimum number of shares must be sold for the offering to continue, and include the duration of the primary offering.  Also include the price at which you will sell the shares offered in your primary offering.

•

Describe any arrangements to place the funds from the primary offering in an escrow, trust, or similar account.  If you have not made any of these arrangements, state this fact that describes the effect on investors, such as whether creditors can attach the funds.

•

If there is no minimum subscription requirement for the primary offering, state that investors could lose their entire investment if the offering is unsuccessful.

See Item 501 of Regulation S-K.

ANSWER:  The filing has been revised accordingly.

3.

We note your response to comment two in our letter dated January 11, 2011 and reissue this comment.  As previously requested, please provide a detailed analysis in the Prospectus Summary section of your filing stating that you do not consider your company a blank check company and explaining why you believe the company is not a blank check company.  In this section, also include a specific business plan for the next twelve months, including a description of your day-to-day operations.  We also note that the revision to your disclosure in the Description of Business section on page 16 state that you have no plans, arrangements, commitments or understanding to engage in a merger or acquisition with another company.  Please also include a statement to this effect in the Prospectus Summary section of your filing.

ANSWER:  We have included the following disclosure:

We have not yet commenced operations and currently are in the process of developing our brand and determining the market for our services, developing a business marketing plan and capital formation.  Our day to day operations consist or working on these to ensure effective, efficient and timely completion.  Once we have raised sufficient capital we will begin our operations.  However, there is no guarantee that we will be successful in raising the required capital.

We are not a blank check company ad defined by Rule 419 of the Act because we have a clear business objective of becoming an owner operator of retail liquor stores.  At this time we have no plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.  Our objective is to develop our business of becoming an owner operator of a chain of retail liquor stores.

4.

We have reviewed your response to comment three in our letter dated January 11, 2011.  Although you indicated you included a dilution table in your filing, it does not appear such information has been provided.  As previously requested, please include a dilution table in your amended filing or tell us why it is not appropriate to do so.  Refer to Item 506 of Regulation S-K.  Since your offering is being completed on a “best-efforts” basis, please provide a dilution table for each offering scenario discussed with your filing.

ANSWER:  A dilution table has now been included.

5.

Please revise your disclosure to explain how you determined the price of the shares to be registered in your resale and primary offerings.  In this regard, we note your statement on pages three and five that “(you) determined the offering price by considering a business valuation” and your statement in the first risk factor on page ten that “the offering price of $0.10 per share” was arbitrarily determined.  Finally we note your disclosure under the Determination of Offering Price heading on page 12 that “(you) determined the price of (your) public offering based (sic) to the last sale price of (your) common stock to investors.”  Please revise.  We also note your statement in the last paragraph of the Plan of Distribution section on page 14 that the price of your common stock being registered in your primary offering “0.10 per share or prevailing market prices.”  Please note that you must offer the shares registered as part of your primary offering at a fixed price for the duration of the offering and revise your disclosure accordingly.

ANSWER:  We have added disclosure to state that the offering price of $0.10 per share for the shares was based on the last sale price of our common stock to investors.  In addition, disclosure that the offering will be made at a fixed price has also been included.

Cover Page of the Registration Statement

6.

We note your response to comment five in our letter dated January 11, 2011 and the related revisions to your filing.  In your amended filing, please ensure that the date included on the cover page of the registration statement corresponds to the date the registration statement was filed.

ANSWER:  This date has been changed.

Prospectus Cover Page

7.

Please revise the fifth paragraph of this page to state that, although you intend to apply for quotation on the OTCBB, there is no guarantee that you will be accepted for quotation.

ANSWER:  The following disclosure has been added:

We intend to apply for quotation on the OTCBB, but there is no guarantee that we will be accepted for quotation or will engage a market maker to file an application on our behalf.

Summary, page 5

8.

We note your response to comment six in our letter dated January 11, 2011 and the related revisions to your filing.  As previously requested, please revise your disclosure to clarify throughout the filing that you have not yet commenced operations.  In this regard, we note the following statements:

•

“We did not begin operations until December 17, 2009” (page six)

•

“Moreover, in addition to monies needed to continue operations over the next twelve months” (page seven)

•

“We compete directly with grocery stores, warehouse clubs, convenience stores and gas stations” (page eight)

•

“We engage primarily in owning and operating retail liquor stores under our own brand” (page 19)

Please note these are examples only and revise your disclosure throughout the filing to clarify that you have not yet commenced operations.

ANSWER:  The disclosures have been changed throughout the Registration statement to clarify that we have not yet commenced operations

The Offering, page 5

9.

We have reviewed your response to comment seven in our letter dated January 11, 2011 and note you still disclose that “all of the common stock to be sold under this prospectus will be sold by existing shareholders.”  Considering it appears that only 160,000 shares will be sold by existing shareholders, please revise your offering summary disclosures to clarify that existing shareholders are offering up to 160,000 shares and that you are offering up to one million shares in a direct public offering.  Also revise your disclosure to include the terms of your primary offering, including whether the offering is a best efforts self-underwritten offering, whether a minimum number of shares  must be sold for consider providing the information in this section in two different offering tables, with a view toward clearly describing the terms of each offering to investors.

ANSWER:  We have revised the disclosure to state that 160,000 shares will be sold by existing shareholders and 1,000,000 shares will be sold by us in a direct public offering.

Use of Proceeds, page 12

10.

We have reviewed your response to comment eight in our letter dated January 11, 2011 and note your disclosure that you plan to use the net offering proceeds for “sales and marketing and brand development.”  Considering sales and marketing and brand development encompasses a broad range of activities, please revise your disclosure to discuss in more specific detail how you intend to use the net offering proceeds under each offering scenario and provide the order of priority of such proceeds.  See Item 504 of Regulation S-K.  As previously requested, please also include language clarifying that:

•

the offering is on a “best-efforts” basis;

•

the offering scenarios presented are for illustrative purposes only, and;

•

the actual amount of proceeds, if any, may differ.

ANSWER:  A table with use of proceeds has not been included along with the requested disclosures.

Selling Shareholders, page 12

11.

We note your statement in the first sentence of this section which states that (t)he selling shareholders named in this prospectus are offering all of the 160,000 shares of common stock offered through this prospectus.”  Please revise your disclosure to clarify that the prospectus also covers the registration of one million shares of your common stock in a primary offering.

ANSWER: We have revised the first two sentences of the paragraph to read as follows:

The selling shareholders named in this prospectus are offering all of the 160,000 shares of common stock offered for resale through this prospectus and it also covers the registration of the 1,000,000 shares of our common stock in a primary offering.  The 160,000 shares that were previously issued were acquired from us in private placements that were exempt from registration provided under Regulation 4(2) of the Securities Act of 1933.

Plan of Distribution, page 14

12.

We note your response to comment 11 in our letter dated January 11, 2011.  Please disclose whether your sole officer and director will sell the shares in the primary offering, whether she will receive any commission from the sale of such shares, and whether she will register as a broker-dealer or rely on Rule 3a4-1 under the Exchange Act.  Please also revise your disclosure to briefly describe the circumstances in which your board of directors could extend the term of your primary offering for an additional 90 days.  Also briefly describe the material terms of the subscription agreement.

ANSWER:  The following disclosure has been included:

The offering price is $0.10 per share at a fixed price for the duration of the offering.  This prospectus will permit our officer and directors to sell the shares directly to the public, with no commission or other remuneration payable to them for any shares that they may sell.  Our officer and director will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, they will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The intended methods of communication include, without limitations, telephone and personal contact.  The shares will be offered at a fixed price of $0.10 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days.  Our board may choose to extend the offering for an additional 90 days if all of the shares are not sold at the end of 180 days from the effective date of this prospectus.

Our subscription agreement allows purchasers to purchase shares from us and requires that we promptly deliver a certificate representing the Shares, registered in the name of the Purchaser.  As well, it grants the Purchaser a two day cancellation right to cancel the subscription by sending notice to the Company by midnight on the 2nd business day after you the Purchaser signs the subscription agreement.

Description of Business, page 16

13.

We note your response to comment 14 in our letter dated January 11, 2011.  Please further revise your disclosure to state whether you have taken any steps toward obtaining a liquor license in any of the states listed in the penultimate paragraph on page 16.  If you have not taken any steps toward obtaining a license in any of these states, please state this fact.

ANSWER:  We have added the following disclosure:

We have not taken any steps to obtain or apply towards being licensed in any state to commence the sale of liquor.

14.

We note your response to comment 15 in our letter dated January 11, 2011.  Please revise your disclosure to state clearly, if true, that you have not yet identified any suppliers.  Also, please briefly describe the state liquor and private distribution processes, with a view towards explaining your business model to investors.

ANSWER:  We have added the following disclosure:

We have not identified any distributors except the ones mandated by the state government in the state controlled locations.  Each state has an alcohol control agency, and state laws regulate the sale of alcohol, including specifying what types of retailers may sell alcohol, and limiting days and hours of operation.  Most states are open or license states, and allow private ownership of retailers.  In control states, the state government controls liquor distribution, and may operate retail liquor outlets.  State-run liquor stores may be referred to as ABC (Alcoholic Beverage Control) stores.  Liquor stores sell alcohol for off-premise consumption, and require a state-issued license to operate.  In some areas, stores may require additional licenses from municipal or county authorities.  Liquor licenses are generally more expensive and difficult to obtain than beer and wine licenses.  Some states use quota licenses, which limit the number of liquor licenses based on the population.  In quota states, new liquor stores must either buy an existing license or enter a lottery for a new quota license.  We believe certain states are great for entry based on several of the above factors.  We have identified a few states based on competition, access to capital, entry to market, access to licenses (quota only) and cost of doing business.  Our business may fail due to a lack of funding to commence operations and thus investors could lose their entire investment if the business plan is unsuccessful.

Compliance with Government Regulation, page 17

15.

We note your response to comment 16 in our letter dated January 11, 2011 and we reissue this comment.  As previously requested, please describe in greater detail the need for any government approvals for selling alcoholic beverages and discuss the effect of existing or probable governmental regulation on your business.  Also state whether you have received any necessary governmental approvals and, if you have not received these approvals, discuss the status of the approvals.  In this regard, we note your statement in the first sentence of this section and in the penultimate risk factor on page eight that “Federal, state and local governments heavily regulate the alcoholic beverage industry.”

ANSWER:  We have added the following disclosure:

We have not received any governmental approvals to commence or conduct business in the sale of liquor products in a retail environment.  It is important to understand that we cannot apply for a license first.  The process we are taking is to first identify a location to open a retail store, upon negotiations of a favorable lease, we would apply for such licenses or approvals, upon approval we would commence on the delivery of an opening store date and thus commence operations.  One of the requirements to obtain a license or approval is to have a location or lease in place which must be submitted at the time of the application.

Intellectual Property, page 17

16.

We note your statement that you do not have any intellectual property “except our trade names, web domains and Logo marks.”  Please revise your disclosure to briefly describe these items.  See Item 101(h)(4)(vii) of Regulation S-K.

ANSWER:   We have added the following disclosure:

We own our own domain address which signifies our online presence.  Our trade name is our company name which is legally incorporated in the state of Nevada.  Our company name is also our trade name.  The logo is also designed and owned by our CEO.

Description of Property, page 17

17.

We note your response to comment 17 in our letter dated January 11, 2011 and we reissue this comment in part.  As previously requested, please list the other private companies controlled by your CEO and director that share this office space.  We also note your statement that “(t)his lease has since expired, in December 2009.”  Please revise your disclosure to provide the original term of the lease.  In this regard, we note that you were incorporated in December 2009.  We also note your statement that “(a)t this time, the Company does not pay the CEO for (the rent expense) as the rent is included in the $2,000 per month due to this officer pursuant to a verbal employment agreement.”  Please revise your disclosure to state which portion of the compensation to your sole officer and director constitutes your rent payment obligation and revise your Executive Compensation and Transactions with Related Persons sections accordingly.

ANSWER:  This section has been revised and now reads as follows:

Our executive, administrative and operating offices are located at 2605 72nd Avenue East, M/S 344, Ellenton, Florida  34222.  This office is owned and controlled by our CEO and director, Ms. Shefali Vibhakar.  Ms. Vibhakar has provided us with this office at no cost to us.  Our corporate mailing address is PO Box 344, Ellenton, FL 34222.  We believe this space is adequate for our current needs.

Plan of Operations, page 19

Cash Requirements, page 20

18.

We note your response to comment 20 in our letter dated January 11, 2011.  Please further revise your disclosure to state clearly, if true, that your CEO has agreed to provide the funding necessary to cover minimal operations, not to provide the funding necessary to commence operations.  In this regard we note your statement that “(your) president has orally agreed to provide (you) with the necessary funding to maintain minimal operations.”  We also note your statement in the second paragraph of this section that “(a)s of the date of this Prospectus, we believe to (sic) have sufficient funds to maintain minimal operations” and your statement in the third paragraph in this section that “(your) twelve (12) months to commence and execute your business strategy.”  Please revise your disclosure to rectify this inconsistency.

ANSWER:  We have included the following disclosure:

Our CEO has agreed to provide funding necessary to cover minimal operations, though not funding necessary to commence operations.  Basic funding specifically means the costs such as legal, accounting, EDGAR, SEC reporting and minimal administration costs.  Our CEO has not agreed to offer any funding that may be required to open a new store, purchase inventory and hire employees.

19.

We have reviewed your response in comment 21 in our letter dated January 11, 2011.  Although you disclose that the opening of your retail store and the resultant ability to recognize future revenues and generate cash from operations n contingent on receiving minimum financing of $75,000, your use of proceeds disclosures do not appear to allocate any funds to opening a store or to other activities that would directly result in the recognition of revenue.  Accordingly, please revise your disclosures throughout your filing to clarify the minimum financing needed to open a store and implement your plan of operation.  Please describe and quantify the specific costs needed to initiate your retail operations, such as acquiring or leasing real estate, obtaining liquor licenses, acquiring inventory, and funding employee payroll.  If, as we assume, those necessary costs exceed the net proceeds included in your use of proceeds table, please explain in sufficient detail how you intend to finance such expenditures.

ANSWER:  We have included the following disclosure:

We intend to use all funds raised in our primary offering towards opening our first retail liquor store.  Although we anticipate that the minimum financing required to open a single location is $75,000, the cost can vary between $ 75,000 to $ 300,000 based on the geographic location, license fees, inventory requirements, size and space of the real estate.  We intend to raise additional financing to fund our operations once we become a publicly traded company through a combination of debt and equity financing.  However, there is no guarantee that we will ever become a publicly traded company or raise sufficient financing to fund our operations.

Directors, Executive Officers, Promoters and Control Persons, page 20

20.

We note that your response to comment 22 in our letter dated January 11, 2011 and we reissue this comment part.  As previously requested, please revise the description of Ms. Vibhakar’ s business experience to include her position within each company listed in the paragraph following the table on page 21, the time period during which she was employed by each company, and the principal line of business that each company is engaged in.  See Item 401(e) of Regulation S-K.  We note the revision to your filing to state that Ms. Vibhakar does not have any experience in the retail beverage industry and has limited business experience.  Accordingly, please remove the fourth sentence in this section which states that Ms.  Vibhakar is “a seasoned business executive with a broad range of financial management experience.”

ANSWER:  This section now reads:

Ms. Vibhakar is responsible for establishing the company’s business model to be implemented at Lyons Liquors.  She has served as our President & CEO since inception.  Shefali is responsible for the strategic direction and overall day to day operations of Lyons Liquors. She has no direct experience in running or developing a retail liquor chain. She no experience in developing a business strategy to grow a company. From June 2006 to Dec 2009, Ms. Vibhakar was the founder, President and C.E.O. of Corporate Wire, Inc. a private company. During her time at Corporate Wire, built the company to over 1,500 members and successfully developed the code and software engine to run the site. In 2009 Shefali left Corporate Wire to start Lyons Liquors where she has been President and C.E.O. to present. Shefali holds a Bachelor of Science degree in Computer Science and Engineering from University of Mass, Boston, MA.  She is also a Certified Risk and Compliance Management Professional (CRCMP) and a Member of the International Association of Risk and Compliance Professionals (IARCP). Ms. Vibhakar has no experience in the Beverage Retail Industry and has limited business experience.

Executive Compensation, page 21

21.

We have reviewed your response to comment 24 in our letter dated January 11, 2011 and we reissue this comment in part.  We note your disclosure on page F-11 that you entered into a verbal compensation agreement to pay your sole officer and director “a minimum of $2,000 per month” for the term of one year on January 13, 2010.  Accordingly, please update your summary compensation table to disclose the entire amount of compensation awarded pursuant to this agreement.  If necessary, include a footnote to the summary compensation table to include the amount of compensation paid to your sole officer and director to date in your 2011 fiscal year.  Also, in light of the fact that the compensation agreement mentioned in your registration statement expired in January 2011, please disclose whether you have entered into a new compensation agreement with Ms. Vibhakar.

ANSWER:  We are in negotiations with Shefali Vibhakar regarding a new compensation agreement due to the previous agreement being expired.

Financial Statements, page 24

22.

Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X.

ANSWER:  The financial statements and related disclosures have been updated.

Please contact me if you have any further questions.

Yours truly,

LYONS LIQUORS INC.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.